October 25, 2006

Via Fax and U.S. Mail

Mr. Richard Watson
Peace Arch Entertainment
124 Merton Street, Suite 407
Toronto, ONT M4S 2Z2

Re: Peace Arch Entertainment
Registration Statement on Form F-3
Submitted October 24, 2006
File No. 333-137055

Dear Mr. Watson:

We have reviewed your responses to the oral comments delivered to you on
September 26, 2006 and have the following additional comments.

General

1. Please file a redline showing the changes supplementally provided to the
   Commission by facsimile on October 12, 2006.

2. We note your response to prior comment 1. Please substantially revise your
   response to provide more detailed and conclusive legal analysis supporting your
   claim that unlimited authorized shares are permissible under applicable law. For
   example, we note that your current response indicates that the company is
   governed by the Ontario Business Corporations Act, however, you have not cited
   the Act. Instead, you have provided an excerpted page of the Ontario Companies
   Manual, without discussing its relevance or applicability.   Please revise your
   response to include specific citations to, and a comprehensive discussion of,
   relevant statutory law, as well as any relevant treatises you deem instructive.

Selling Shareholders, page 23

3. Please tell us whether any of the selling shareholders are registered broker-dealers
   or affiliates of registered broker-dealers. If any of the selling shareholders are
   broker-dealers who did not receive the shares being offered on their behalf as
   compensation for placement agent services, please name them as underwriters.

To the extent any of the selling shareholders are affiliates of registered broker-dealers, please confirm, if true, that they acquired the securities being registered in the ordinary course of business and at the time of the acquisition had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile (310) 734-5299
        Mr. John Iino, Esq.
        Reed Smith LLP